15046156

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 26 2015
Washington DC
404

SEC FILE NUMBER
8- 65276

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Texas Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4024 Nazarene Drive, Suite A
(No. and Street)

Carrollton (City) Texas (State) 75010 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Saville, Dodgen & Company, P.L.L.C.
(Name – *if individual, state last, first, middle name*)

700 N. Pearl Street, Suite 1100 (Address) Dallas (City) Texas (State) 75201 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Rick Hardwick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Texas Securities, Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LAURA SMITH
My Commission Expires
November 17, 2016

NOTARY PUBLIC
STATE OF TEXAS

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TEXAS SECURITIES, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES

WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2014

SAVILLE®

SAVILLE®

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Texas Securities, Inc.
Carrollton, Texas

We have audited the accompanying statement of financial condition of Texas Securities, Inc. (the "Company"), as of December 31, 2014, and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Saville Dodgen & Co. PLLC

Saville, Dodgen & Company, P.L.L.C.
Dallas, Texas

February 16, 2015

Saville, Dodgen & Company, P.L.L.C.
Certified Public Accountants & Advisors
700 North Pearl Street, Suite 1100
Dallas, Texas 75201
214-922-9727 Tel
214-740-1726 Fax
www.savillecpa.com

TEXAS SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	106,939
Prepaids and other current assets		73,684
Total current assets		180,623
PROPERTY AND EQUIPMENT		
Office equipment		54,154
Furniture and fixtures		136,710
		190,864
Less accumulated depreciation		(168,670)
Net property and equipment		22,194
OTHER ASSETS		10,000
Total other assets		10,000
TOTAL ASSETS	$	212,817

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Accounts payable	$	6,113
Accrued liabilities		8,941
Total current liabilities		15,054
STOCKHOLDER'S EQUITY		
Common stock, $0.01 par value; 100,000 shares authorized, issued, and outstanding		1,000
Additional paid-in capital		1,868,230
Accumulated deficit		(1,671,467)
Total stockholder's equity		197,763
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	212,817

See accompanying independent auditors' report and notes.

TEXAS SECURITIES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2014

REVENUE	
Commission income	$ 2,099,025
Sales agency fee	600,000
Other income	199
Total revenue	2,699,224
EXPENSES	
Selling, general, and administrative	2,730,044
Total expenses	2,730,044
LOSS BEFORE INCOME TAXES	(30,820)
STATE INCOME TAX EXPENSE	7,577
NET LOSS	$ (38,397)

See accompanying independent auditors' report and notes.

TEXAS SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Stockholder's equity, January 1, 2014	$ 1,000	$ 1,868,230	$ (1,633,070)	$ 236,160
Net loss	-	-	(38,397)	(38,397)
Stockholder's equity, December 31, 2014	$ 1,000	$ 1,868,230	$ (1,671,467)	$ 197,763

See accompanying independent auditors' report and notes.

TEXAS SECURITIES, INC.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2014

Claims at January 1, 2014	$ -
Additions	-
Reductions	-
Claims at December 31, 2014	$ -

See accompanying independent auditors' report and notes.

TEXAS SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(38,397)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		2,492
Changes in operating assets and liabilities:		
Decrease in related-party receivable		2,813
Decrease in prepaids and other assets		11,476
Increase in accounts payable		782
Decrease in accrued liabilities		(12,184)
Net cash used in operating activities		(33,018)
CASH FLOWS FROM INVESTING ACTIVITIES		-
CASH FLOWS FROM FINANCING ACTIVITIES		-
NET CHANGE IN CASH AND CASH EQUIVALENTS		(33,018)
CASH AND CASH EQUIVALENTS, beginning of year		139,957
CASH AND CASH EQUIVALENTS, end of year	$	106,939
SUPPLEMENTAL CASH FLOW INFORMATION		
Cash paid for state income taxes	$	7,577

See accompanying independent auditors' report and notes.

NATURE OF BUSINESS

On February 13, 2002, Texas Securities, Inc., (the "Company") became a Texas Corporation. The Company is registered with the Securities and Exchange Commission (SEC) and various state regulatory jurisdictions as a broker-dealer and is a member of The Financial Industry Regulatory Authority (FINRA). The Company is also a member of the Securities Investor Protection Corporation (SIPC), which insures customers' deposits up to $500,000 including $250,000 in cash.

The Company is in the business of selling interests in joint ventures organized for drilling oil and gas wells in the United States. Crown Exploration, Ltd. ("Crown") and Crown Exploration II, Ltd. ("Crown II") serve as the managing venturer of their respective joint ventures.

The Company cannot take possession of customer funds. Accordingly, the Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(i).

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Receivables

Receivables, if any, are recorded net of an allowance for expected losses. The allowance is estimated from historical performance and projections of trends. No allowance was recorded at December 31, 2014.

Property and Equipment

Depreciation is provided by the straight-line method over the estimated useful lives of the related assets, generally five years. The Company capitalizes all assets with a cost greater than $500 and estimated useful life of 2 years or greater. Generally, office equipment is depreciated over periods ranging from 3 to 5 years, and furniture and fixtures are depreciated over a period of 5 years.

Income Taxes

The Company is organized as an S corporation. Therefore, no provision has been made for income taxes since these taxes are the responsibility of the stockholder. The Company is subject to income tax under the Texas State Margin Tax. Currently, the Company is not under examination for income tax purposes by any taxing jurisdiction. Open tax years subject to examination are as follows:

State of Texas	2010 to present
United States	2011 to present

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes (continued)

The Company follows the guidance of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) *Accounting for Uncertainty in Income Taxes.* Under this guidance a company must recognize the tax benefit associated with tax positions taken for tax return purposes when it is more-likely-than-not that the position will be sustained. The Company does not believe there are any unrecognized tax benefits that should be recorded. For the year ended December 31, 2014, there were no interest or penalties recorded or included in the statement of income.

Statement of Cash Flows

The Company has defined as cash equivalents, highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Management's Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The actual results could differ from these estimates.

Concentrations of Credit Risk

The Company sells interests in joint ventures, which results in receivables arising from commissions earned. The Company does business with many individual investors and thus believes that its receivables credit risk exposure is limited.

Impairment of Long-Lived Assets

The Company periodically reviews the carrying value of its long-lived assets, including equipment, whenever events or changes in circumstances indicate the carrying value may not be recoverable. An impairment loss is recognized to the extent fair value of a long-lived asset is less than the carrying amount. Fair value is determined based upon the estimated future cash inflows attributable to the asset less estimated future cash outflows. No such losses were recognized during the year.

Recent Accounting Pronouncements

The Company's management has evaluated the recently issued accounting pronouncements through the date these financial statements were available to be issued and has determined the application of these pronouncements will have no material impact on the Company's financial position and results of operations.

RELATED PARTY TRANSACTIONS

Pursuant to a certain sales agency agreement with Crown and Crown II, which are related parties due to the level of common influence, the Company shall receive up to 15% of all funds raised from individual investors as defined by the management agreement. For the year ended December 31, 2014, the Company received commission income of $2,099,025 related to this agreement. In addition, the Company received $600,000 during 2014 for sales agency fees from Crown II in consideration of the Company acting as Crown II's exclusive broker-dealer.

The Company also paid Crown II $30,000 for accounting and administrative assistance fees and another related party $106,760 for office space.

RETIREMENT

The Company has a retirement plan which qualifies under Section 401(k) of the Internal Revenue Code. Subject to certain limitations, employees who are at least 18 years old and have completed one hour of service are eligible to participate in the plan and may contribute a maximum of 50% of compensation. The Company may make annual discretionary contributions to the plan. The Company did not contribute to the plan during 2014.

NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had regulatory net capital, as defined under SEC Rule 15c3-1, of $91,758 which was $86,758 in excess of its required regulatory net capital of $5,000. The Company's ratio of aggregate indebtedness to regulatory net capital was 16.41%.

LEASE OBLIGATIONS

The Company leases office space from a related party (see Related Party Transactions). Rental expense for office space totaled $106,760 for the year. The lease requires monthly payments of $7,430 through December 2016. Future minimum payments under this non-cancelable lease are $89,160 per year for 2015 and 2016.

SUBSEQUENT EVENTS

The date to which events occurring after December 31, 2014, the date of the most recent statement of financial position, have been evaluated for possible adjustment to the financial statements or disclosure is February 16, 2015, which is the date the financial statements were available to be issued.

SUPPLEMENTAL SCHEDULE

TEXAS SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2014

COMPUTATION OF NET CAPITAL

Total stockholder's equity	$	197,763
Less: Non-allowable assets		105,878
Less: Haircuts on securities		127
Net capital		91,758
Net capital requirement		5,000
Excess net capital	$	86,758

There are no material differences between the computation of net capital contained herein and the corresponding computation prepared by Texas Securities, Inc. and included in the Company's unaudited Part IIA Report Filing as of December 31, 2014.

SAVILLE®

SHAREHOLDERS

David B. Epperson
J. Clinton Pugh
Virginia L. DeBrow
John P. Boyd
Tamara Berley
Kurtis N. Smith
Daniel W. DeLaughter
Michael K. Frank
Michael S. Woodruff
—
John W. Saville 1923–1996
—

PRINCIPALS

Ann Searcy

Saville, Dodgen & Company, P.L.L.C.
Certified Public Accountants & Advisors
700 North Pearl Street, Suite 1100
Dallas, Texas 75201
214-922-9727 Tel
214-740-1726 Fax
www.savillecpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Texas Securities, Inc.
Carrollton, Texas

We have reviewed management's statements, included in the accompanying information relating to the possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission in which (1) Texas Securities, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i), (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Saville Dodgen & Co. PLLC

Saville, Dodgen & Company, P.L.L.C.
Dallas, Texas

February 16, 2015

TEXAS SECURITIES, INC.
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION FOR THE YEAR ENDED DECEMBER 31, 2014

The Company claims exemption from the requirements of Rule 15c3-3 of the Securities and Exchange Commission (SEC), under Section (k)(2)(i) of the Rule.

A computation for determination of reserve requirements pursuant to Rule 15c3-3 required by Rule 17a-5(d)(3) and information relating to possession or control of securities as required by Rule 15c3-3 and Rule 17a-5(d)(3) of the SEC were both omitted as the Company cannot take possession of customer funds.

The Company was in compliance with the conditions of the exemptive provisions of Rule 15c3-3 of the SEC at December 31, 2014.